

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia



March 18, 2005

05006900

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
18 March 2005 (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

18 March 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Bay Courant, Lafourche Parish, Louisiana (FAR 20%)

Operations have commenced at Bay Courant with the mobilisation of Moncla Barge Rig 104 to complete the SL 17316 #1 well for oil and gas production from the Bourg Sand Interval between 12,687 and 12,695 feet.

Operations will comprise the installation of production tubing and the perforation and testing of the Bourg Sand. Agreements have been advanced to enable use of the Tennessee (EL Paso) gas pipeline; production barge installation is nearing completion and flowline construction is expected to commence shortly with projected first production in April.


03/11/2005

A deeper structure, mapped on seismic, remains to be evaluated by a test well in the pressured section below 12,800 feet at Bay Courant. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Discussions have been initiated that may lead to a farmin and result in a deep test.

The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved. FAR is the only listed entity participating in the project with other interests held by North American entities.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

The Welder Ranch Vaquero #1 well is preparing to run production casing which will enable the evaluation and testing of several zones of interest between 9,000 and 14,000 feet. Once pipe is set completion attempts will first be made in certain of the deeper geopressured sands evident on well logs, which, if productive, may require fracture stimulation.

This process may take up to two or more weeks and the results of testing will be made available at the end of the program. Until the results of production testing are known it is not possible to determine the potential of the Vaquero #1 well.

In a recent press release the operator foreshadowed further drilling within the AMI and plans to stake a location for the drilling of the Vaquero #2, at an optimum location nearby the deep Esenjay Bell #4 well. Esenjay is part of the Santos group of companies.

The Vaquero #1 well and proposed #2 well are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Under the terms of the agreement FAR is paying 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR will pay 9 percent toward the cost of all future wells drilled within the AMI.

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation)

A drilling rig is still being sourced to drill a test of the South Grosse Tete Prospect located in Iberville Parish, South Louisiana, approximately 15 miles southwest of Baton Rouge. Due to the energy boom in the USA competition for rigs has escalated and it is difficult to project when a rig might become available.

To expedite matters FAR has agreed with a proposal to commence building a location and to drill and set conductor pipe, enabling the well participants to take advantage of the first rig that becomes available. Record rainfall has delayed this process, however, the joint venture is taking all steps needed to accept a rig on short notice.

Pursuant to an agreement with Gruy LLC, of Dallas, Texas, FAR will pay for 17% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole, is estimated at US$1.4 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

Gruy LLC has advised the Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis.

Commenting on its US activity, FAR's chief executive Michael Evans observed that while there have been some slight delays at Bay Courant this had been more than offset by the recent spike in energy prices with oil trading above US$56 per barrel and natural gas above US$7 per thousand cubic feet. Our first production looks like hitting strong energy pricing. Like many industry participants in the USA we are frustrated by the tight rig market however our prospects are not going away and we will ultimately test them all in what is a much improved outlook for energy companies.

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au